Sun Life Reports Fourth Quarter and Full Year 2021 Results
The information in this document is based on the unaudited interim financial results of Sun Life Financial Inc. ("SLF Inc.") for the period ended December 31, 2021. SLF Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, United States ("U.S."), Asset Management, Asia, and Corporate. Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS. Unless otherwise noted, all amounts are in Canadian dollars.

TORONTO, ON - (February 9, 2022) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced its results for the fourth quarter and full year ended December 31, 2021.
•Q4'21 reported net income of $1,078 million increased 45% and underlying net income(1) of $898 million increased 4%, compared to Q4'20.
•2021 reported net income of $3,934 million increased 64% and underlying net income of $3,533 million increased 10%, compared to 2020.

"Sun Life delivered strong performance in 2021 as we continued to navigate uncertainties of the ongoing pandemic across our markets," said Kevin Strain, President and CEO of Sun Life. "We ended the year with a solid fourth quarter driven by growth in wealth and asset management. Our assets under management grew to $1.4 trillion, up 15% from prior year. Insurance sales were strong, increasing 13% from prior year, contributing to 16% growth in value of new business. I am proud of how our Sun Life employees and advisors continued to drive positive financial and health impacts for our Clients, especially now, when they need us most."

We remained focused on our Purpose of helping our Clients achieve lifetime financial security and live healthier lives. We launched a refreshed strategy to support our Purpose and key priorities, including advancing our digital journey by delivering exceptional experiences, products, and solutions to meet Clients’ needs. We built on our strong sustainability commitment by announcing our goal to achieve net-zero greenhouse gas emissions by 2050. We continued to effectively manage capital and drive shareholder value with more than 10 strategic transactions in 2021, including the acquisition of PinnacleCare, the IPO of our India asset management joint venture and our intention to purchase DentaQuest. In November, we announced a 20% increase to our common shareholder dividend shortly after regulatory restrictions were lifted, reflecting our commitment to deliver strong returns to shareholders.

	Quarterly results		Year-to-date
Profitability	Q4'21	Q4'20	2021	2020
Reported net income - Common shareholders ($ millions)	1,078	744	3,934	2,404
Underlying net income ($ millions)(1)	898	862	3,533	3,213
Reported EPS ($)(2)	1.83	1.27	6.69	4.10
Underlying EPS ($)(1)(2)	1.53	1.47	6.03	5.49
Reported return on equity ("ROE")(1)	18.0%	13.3%	17.1%	10.8%
Underlying ROE(1)	15.0%	15.4%	15.4%	14.4%

Growth	Q4'21	Q4'20	2021	2020
Insurance sales ($ millions)(1)	1,606	1,425	3,674	3,501
Wealth sales ($ millions)(1)(3)	56,708	51,634	228,408	220,860
Value of new business ("VNB") ($ millions)(1)(4)	494	426	1,346	1,146
Assets under management ("AUM") ($ billions)(1)(3)	1,445	1,256	1,445	1,256

Financial Strength	Q4'21	Q4'20
LICAT ratios (at period end)(5)
Sun Life Financial Inc.	145%	147%
Sun Life Assurance(6)	124%	127%
Financial leverage ratio (at period end)(1)(7)	25.5%	23.5%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in our MD&A for the period ended December 31, 2021 ("2021 Annual MD&A").
(2)All earnings per share ("EPS") measures refer to fully diluted EPS, unless otherwise stated.
(3)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(4)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see the Non-IFRS Financial Measures section in this document.
(5)For further information on the Life Insurance Capital Adequacy Test ("LICAT"), see section E - Financial Strength in this document. Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.'s principal operating life insurance subsidiary.
(7)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.
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Financial and Operational Highlights - Quarterly Comparison (Q4 2021 vs. Q4 2020)
Our strategy is focused on four key pillars, where we aim to be a leader in the markets in which we operate.

($ millions, unless otherwise noted)
	Reported net income (loss) - Common shareholders			Underlying net income (loss)(1)			Insurance sales(1)			Wealth sales(1)(2)
	Q4'21	Q4'20	change	Q4'21	Q4'20	change	Q4'21	Q4'20	change	Q4'21	Q4'20	change
Canada	356	255	40%	266	243	9%	241	186	30%	5,676	4,864	17%
U.S.	85	88	(3)%	72	148	(51)%	1,020	838	22%	—	—	—
Asset Management	140	267	(48)%	382	333	15%	—	—	—	46,986	43,390	8%
Asia	446	132	238%	130	116	12%	345	401	(14)%	4,046	3,380	20%
Corporate	51	2	nm(3)	48	22	nm(3)	—	—	—	—	—	—
Total	1,078	744	45%	898	862	4%	1,606	1,425	13%	56,708	51,634	10%

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the 2021 Annual MD&A.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for Asset Management. Prior period amounts have not been updated. For more details, see the Non-IFRS Financial Measures section in this document.
(3)Not meaningful.

Q4'21 reported net income of $1,078 million increased $334 million or 45% compared to the same period in 2020, driven by a $297 million gain on the IPO of our India asset management joint venture and an increase in the value of our real estate investments, partially offset by a $153 million increase in SLC Management’s acquisition-related liabilities(1). Underlying net income of $898 million(2) increased $36 million or 4%, driven by broad-based business growth across our pillars, with particular strength in asset management and wealth. Underlying net income also benefited from a lower effective tax rate in the quarter, largely offset by $113 million of ongoing COVID-19-related mortality and morbidity experience. Foreign exchange translation led to a decline of $33 million in reported net income and $22 million in underlying net income.

Reported ROE was 18.0% in the fourth quarter of 2021, compared to 13.3% in the same period last year. Underlying ROE was 15.0%, compared to 15.4% in the fourth quarter of 2020. SLF Inc. ended the quarter with a LICAT ratio of 145% and $4.7 billion in cash and other liquid assets(3)(4).

In 2021, Sun Life was certified as a Great Place to Work® in Canada and the U.S. This certification is in addition to our Asia Service Centres in India and the Philippines which have been certified for several years. These achievements are a true testament to our inclusive culture, focused on supporting our employees through flexible work arrangements, diversity, equity, and inclusion initiatives, and their well-being both inside and outside of the workplace. Sun Life U.S. also received four top workplace recognitions in 2021, including being named a 2021 Top Place to Work by The Boston Globe for the fourth time and SLC Management being named 2021 Best Places to Work in Money Management for the second year in a row by Pensions & Investments(5).

Canada: A leader in insurance and asset management
Canada's Q4'21 reported net income of $356 million increased $101 million or 40% compared to the same period in 2020, driven by an increase in the value of our real estate investments and higher equity markets. Underlying net income of $266 million increased $23 million or 9%, driven by experience-related items and business growth, partially offset by a $20 million investment impairment in earnings on surplus. Experience in the quarter included favourable credit, partially offset by unfavourable morbidity reflecting lower disability claims resolutions.

Canada insurance sales were $241 million in the fourth quarter of 2021, an increase of $55 million or 30% compared to the same period in 2020, driven by higher individual participating life insurance sales, and higher large case group benefits sales in Sun Life Health. Canada wealth sales were $6 billion in the fourth quarter of 2021, an increase of approximately $1 billion compared to the same period in 2020, driven by higher defined benefit solutions sales in Group Retirement Services ("GRS").

We continue to focus on helping Clients live healthier lives and drive positive health actions. With the creation of our Sun Life Health business, we will empower Canadians with the support they need to take action earlier throughout their health journey, helping prevent and mitigate health risks. This quarter, we announced our expanded partnership with CloudMD to offer our Mental Health Coach to Sun Life Health Clients. Through predictive analytics, our Mental Health Coach provides Clients with personalized mental health tools and resources. In addition, we invested an additional $48 million in Dialogue Health Technologies Inc., a company that powers our Lumino Health Virtual Care platform. This investment reflects our commitment to improve the integration of health and digital solutions for our Clients.

(1)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(2)Refer to section C - Profitability in this document for more information about experience-related items and to section G - Non-IFRS Financial Measures for a reconciliation between reported net income and underlying net income.
(3)Cash and other liquid assets include cash equivalents, short-term investments, and publicly traded securities for SLF Inc. and its wholly-owned holding companies. For more details, see the Non-IFRS Financial Measures section in this document.
(4)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.
(5)Pensions & Investments, a global news source of money management.
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U.S.: A leader in health and benefits
U.S.'s Q4'21 reported net income of $85 million decreased $3 million or 3% compared to the same period in 2020, reflecting the decrease in underlying net income of $76 million largely offset by an increase in the value of our real estate investments and ACMA impacts. Underlying net income of $72 million decreased $76 million or 51%, primarily due to COVID-19-related experience, as working-age population mortality continued to be elevated in the fourth quarter. COVID-19-related experience of $83 million included $65 million from mortality and $18 million primarily from disability. Foreign exchange translation led to a decline of $3 million in reported net income and $2 million in underlying net income. The trailing four-quarter after-tax profit margin for Group Benefits(1) was 5.7% as of the fourth quarter of 2021, compared to 8.0% as of the fourth quarter of 2020.

U.S. insurance sales were $1 billion in the fourth quarter of 2021, up 22% compared to the same period in 2020, driven by higher medical stop-loss sales.

To support our strategic priority of thinking and acting like a digital company, we implemented new capabilities in our employee benefits business. We launched Sun Life Onboard, a streamlined digital process that reduces the administrative time to set up new Clients, allowing them to onboard in a faster, more seamless way. We continue to expand our digital connectivity to enable easier interactions with employers, which reduces manual work and increases operational efficiencies.

Asset Management: A global leader in both public and alternative asset classes through MFS and SLC Management
Asset Management's Q4'21 reported net income of $140 million decreased $127 million or 48% compared to the same period in 2020, reflecting a $153 million increase in SLC Management’s acquisition-related liabilities(2). Underlying net income of $382 million increased $49 million or 15%, driven by a 14% increase in MFS and an 18% increase in SLC Management. Foreign exchange translation led to a decline of $7 million in reported net income and $12 million in underlying net income.

Asset Management ended the fourth quarter with $1.06 trillion in AUM, consisting of $875 billion (US$693 billion) in MFS and $184 billion in SLC Management, with more than $8 billion in net inflows. SLC Management reported net inflows of approximately $9.7 billion, while MFS reported net outflows of approximately $1.5 billion (US$1.2 billion) in the fourth quarter of 2021.

MFS maintained its leading position within the U.S. mutual fund industry, ending the year 10th based on AUM(3). In the fourth quarter of 2021, 97%, 96%, and 80% of MFS's U.S. retail mutual fund assets ranked in the top half of their Morningstar categories based on ten-, five- and three-year performance, respectively. The pre-tax net operating profit margin ratio for MFS(1) for the fourth quarter of 2021 was 43%, compared to 41% in the same period of 2020.

During the quarter, SLC Management continued its strong capital raising momentum. With AUM growth of 60% in 2021, SLC Management ended the year with $184 billion of AUM.

Asia: A regional leader focused on fast-growing markets
Asia's Q4'21 reported net income of $446 million increased $314 million compared to the same period in 2020, driven by a $297 million gain from the Initial Public Offering ("IPO") of our India asset management joint venture. Underlying net income of $130 million increased $14 million or 12%, driven by business growth and an investment impairment from the prior year, partially offset by experience-related items and foreign exchange translation. Experience in the quarter included COVID-19-related mortality of $12 million, mostly in the Philippines, and unfavourable experience in our joint ventures. Foreign exchange translation led to a decline of $23 million in reported net income and $8 million in underlying net income.

Asia insurance sales were $345 million, a decrease of $56 million or 14% in the fourth quarter of 2021 compared to the same period in 2020 reflecting lower sales in Hong Kong and International, partially offset by higher sales in most of our other markets. Asia wealth sales were $4 billion, an increase of approximately $1 billion, driven by higher sales in the Philippines and India.

We are committed to delivering shareholder value, including building and realizing value through strategic investments. In October, our India joint venture, Aditya Birla Sun Life Asset Management Company Limited (BSE: ABSLAMC.BO and NSE: ABSLAMC.NS), completed an IPO which generated a $362 million (post-tax $297 million) gain through a 12.5% offering of our ownership interest. We also increased our strategic investment in Bowtie Life Insurance Company Limited ("Bowtie"), the first virtual insurer in Hong Kong. Bowtie provides insurance products to approximately 50,000 customers through its digital distribution channels. Bowtie's latest funding round will be used to scale up operations in Hong Kong and expand across Asia.

Corporate
Corporate's Q4'21 reported net income of $51 million increased $49 million compared to the same period in 2020, driven by the increase in underlying net income and restructuring costs in the prior year. Underlying net income of $48 million increased $26 million, benefiting from a lower effective tax rate in the quarter, partially offset by unfavourable expense experience.

(1)Represents a non-IFRS financial measure. See the Non-IFRS Financial Measures section in this document and in the 2021 Annual MD&A.
(2)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(3)According to ISS Market Intelligence Simfund.
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About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of December 31, 2021, Sun Life had total assets under management of $1.44 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

A. How We Report Our Results
Sun Life Financial Inc., its subsidiaries and, where applicable, its joint ventures and associates are collectively referred to as "the Company", "Sun Life", "we", "our", and "us". We manage our operations and report our financial results in five business segments: Canada, U.S., Asset Management, Asia, and Corporate. Information concerning these segments is included in our annual and interim consolidated financial statements and accompanying notes ("Annual Consolidated Financial Statements" and "Interim Consolidated Financial Statements", respectively, and "Consolidated Financial Statements" collectively) and annual management's discussion and analysis ("MD&A"). We prepare our Consolidated Financial Statements using International Financial Reporting Standards ("IFRS"). Reported net income (loss) refers to Common shareholders' net income (loss) determined in accordance with IFRS.

The information in this document is in Canadian dollars unless otherwise noted.

1. Use of Non-IFRS Financial Measures
We report certain financial information using non-IFRS financial measures, as we believe that these measures provide information that is useful to investors in understanding our performance and facilitate a comparison of our quarterly and full year results from period to period. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures, there are no directly comparable amounts under IFRS. These non-IFRS financial measures should not be viewed in isolation from or as alternatives to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and, if applicable, reconciliations to the closest IFRS measures are available in section G - Non-IFRS Financial Measures in this document, and also in our 2021 Annual MD&A and the Supplementary Financial Information package that are available on www.sunlife.com under Investors - Financial results & reports.

2. Forward-looking Statements
Certain statements in this document are forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Additional information concerning forward-looking statements and important risk factors that could cause our assumptions, estimates, expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by such forward-looking statements can be found in section H - Forward-looking Statements in this document.

3. Additional Information
Additional information about SLF Inc. can be found in the Consolidated Financial Statements, the Annual and Interim MD&A and SLF Inc.'s Annual Information Form ("AIF") for the year ended December 31, 2021. These documents are filed with securities regulators in Canada and are available at www.sedar.com. SLF Inc.'s Annual Consolidated Financial Statements, Annual MD&A and AIF are filed with the United States Securities and Exchange Commission ("SEC") in SLF Inc.'s annual report on Form 40-F and SLF Inc.'s Interim MD&A and Interim Consolidated Financial Statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

4. COVID-19 Pandemic Considerations
In early 2020, the world was impacted by COVID-19, which was declared a pandemic by the World Health Organization. The overall impact of the COVID-19 pandemic is still uncertain and dependent on the progression of the virus and on actions taken by governments, businesses and individuals, which could vary by country and result in differing outcomes. Given the extent of the circumstances, it is difficult to reliably measure or predict the potential impact of this uncertainty on our future financial results.

For additional information, refer to sections B - Overview - 5 - COVID-19 and J - Risk Management - 9 - Risks relating to the COVID-19 pandemic in the 2021 Annual MD&A.
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B. Financial Summary

($ millions, unless otherwise noted)	Quarterly results			Year-to-date
Profitability	Q4'21	Q3'21	Q4'20	2021	2020
Net income (loss)
Reported net income (loss) - Common shareholders	1,078	1,019	744	3,934	2,404
Underlying net income (loss)(1)	898	902	862	3,533	3,213
Diluted earnings per share ($)
Reported EPS (diluted)	1.83	1.74	1.27	6.69	4.10
Underlying EPS (diluted)(1)	1.53	1.54	1.47	6.03	5.49
Reported basic EPS ($)	1.84	1.74	1.27	6.72	4.11
Return on equity (%)
Reported ROE(1)	18.0%	17.6%	13.3%	17.1%	10.8%
Underlying ROE(1)	15.0%	15.6%	15.4%	15.4%	14.4%

Growth	Q4'21	Q3'21	Q4'20	2021	2020
Sales
Insurance sales(1)	1,606	628	1,425	3,674	3,501
Wealth sales(1)(2)	56,708	50,725	51,634	228,408	220,860
Value of new business(1)(3)	494	290	426	1,346	1,146
Assets under management(1)(4)
General fund assets	205,374	197,948	197,090
Segregated funds	139,996	133,305	125,921
Mutual funds, managed funds and other AUM(1)(4)	1,099,358	1,055,066	932,998
Total AUM(1)(4)	1,444,728	1,386,319	1,256,009

Financial Strength	Q4'21	Q3'21	Q4'20
LICAT ratios(5)
Sun Life Financial Inc.	145%	143%	147%
Sun Life Assurance(6)	124%	124%	127%
Financial leverage ratio(1)(7)	25.5%	22.2%	23.5%
Dividend
Dividend payout ratio(1)	43%	36%	37%
Dividends per common share ($)	0.660	0.550	0.550
Capital
Subordinated debt(7)	6,425	4,434	4,781
Innovative capital instruments(8)	200	200	200
Participating policyholders' equity	1,700	1,596	1,368
Non-controlling interest equity	59	56	25
Preferred shares and other equity instruments	2,239	2,531	2,257
Common shareholders' equity(9)	24,075	23,412	22,212
Total capital(7)	34,698	32,229	30,843
Weighted average common shares outstanding for basic EPS (millions)	586	586	585
Closing common shares outstanding (millions)	586	586	585

(1)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section G - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section G - Non-IFRS Financial Measures in this document.
(4)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section G - Non-IFRS Financial Measures in this document.
(5)Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(6)Sun Life Assurance Company of Canada ("Sun Life Assurance") is SLF Inc.’s principal operating life insurance subsidiary.
(7)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.
(8)Innovative capital instruments consist of Sun Life ExchangEable Capital Securities ("SLEECS"), which qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in the Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management in our 2021 Annual MD&A.
(9)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.
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C. Profitability
The following table reconciles our Common Shareholders' reported net income ("reported net income") and underlying net income. The table also sets out the impacts that other notable items had on our reported net income and underlying net income. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

	Quarterly results
($ millions, after-tax)	Q4'21	Q3'21	Q4'20
Reported net income - Common shareholders	1,078	1,019	744
Less: Market-related impacts(1)	156	171	20
Assumption changes and management actions(1)	(19)	95	(42)
Other adjustments(1)	43	(149)	(96)
Underlying net income(2)	898	902	862
Reported ROE(2)	18.0%	17.6%	13.3%
Underlying ROE(2)	15.0%	15.6%	15.4%
Experience-related items attributable to reported net income and underlying net income(2)(3)
Impacts of investment activity on insurance contract liabilities ("investing activity")	14	16	3
Credit	32	35	18
Mortality	(71)	(28)	(4)
Morbidity	(34)	(3)	24
Lapse and other policyholder behaviour ("policyholder behaviour")	(10)	1	(18)
Expenses	(47)	(40)	(53)
Other experience	(1)	(11)	(1)
Total of experience-related(2 (3)	(117)	(30)	(31)

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(3)    Experience-related items reflect the difference between actual experience during the reporting period and best estimate assumptions used in the determination of our insurance contract liabilities. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures. Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.

Quarterly Comparison - Q4 2021 vs. Q4 2020
Q4'21 reported net income of $1,078 million increased $334 million or 45% compared to the same period in 2020, driven by a $297 million gain on the IPO of our India asset management joint venture and an increase in the value of our real estate investments, partially offset by a $153 million increase in SLC Management’s acquisition-related liabilities(1). Underlying net income of $898 million increased $36 million or 4%, driven by broad-based business growth across our pillars, with particular strength in asset management and wealth. Underlying net income also benefited from a lower effective tax rate in the quarter, largely offset by $113 million of ongoing COVID-19-related mortality and morbidity experience. Earnings on surplus were impacted by lower contributions from seed investments and available-for-sale ("AFS") gains. Foreign exchange translation led to a decline of $33 million in reported net income and $22 million in underlying net income.

Reported ROE was 18.0% in the fourth quarter of 2021, compared to 13.3% in the same period last year. Underlying ROE was 15.0%, compared to 15.4% in the fourth quarter of 2020.

1.Market-related impacts
Market-related impacts in the fourth quarter of 2021 resulted in an increase of $156 million to reported net income, primarily reflecting higher equity markets and an increase in the value of our real estate investments. See section G - Non-IFRS Financial Measures in this document for more information of the components of market-related impacts.

2.Assumption changes and management actions
In the fourth quarter of 2021, the net impact of assumption changes and management actions was a decrease of $19 million to reported net income related to the U.S. This compares to a decrease of $42 million in the fourth quarter of 2020, predominantly related to the impact of a new reinsurance agreement in In-force Management in the U.S.

(1)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
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3.Other adjustments
Other adjustments increased reported net income by $43 million in the fourth quarter of 2021, compared to a decrease of $96 million in the same period in 2020. In Asia, other adjustments related to a $297 million gain on the IPO of ABSLAMC, our India asset management joint venture. In Asset Management, other adjustments reflected a $153 million increase in SLC Management’s acquisition-related liabilities. The increase reflects changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests in SLC Management affiliates.

4.Experience-related items
In the fourth quarter of 2021, the notable experience-related items are as follows:
•Favourable investing activity gains in the UK;
•Favourable credit experience across the businesses, comprised of:

	Quarterly results
($ millions, after-tax)	Q4'21	Q3'21	Q4'20
Changes in ratings	11	6	(6)
Impairments, net of recoveries	(8)	—	(6)
Release of best estimate credit	29	29	30
Credit Experience	32	35	18
•Unfavourable mortality experience related to COVID-19, of which $65 million was primarily driven by the working-age population in the U.S., and $12 million mostly from the Philippines in Asia;
•Unfavourable morbidity experience in the U.S. and Canada;
•Unfavourable expense experience related to higher compensation-related costs in Corporate; and
•Other experience was favourable in the U.S. and Canada, offset by Asia and Corporate. Other experience mainly included unfavourable results in our joint ventures in Asia and project spend.

5.Income taxes
Our statutory tax rate is normally impacted by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits.

In the fourth quarter of 2021, our effective income tax rate on reported net income and underlying net income(1) was 4.2% and 4.8%, compared to 5.8% and 15.2% in the fourth quarter of 2020, respectively. In the fourth quarter of 2021, our effective tax rate on reported net income and underlying net income were below our expected range of 15% to 20% due to higher tax-exempt investment income and resolutions of prior year's tax matters. For additional information, refer to Note 20 in our Consolidated Financial Statements for the period ended December 31, 2021.

6.Impacts of foreign exchange translation
The impacts of foreign exchange translation led to a decline of $33 million in reported net income and $22 million in underlying net income.

(1)Our effective income tax rate on underlying net income is calculated using underlying net income and income tax expense associated with underlying net income, which excludes amounts attributable to participating policyholders.
8    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

D. Growth
1. Sales and Value of New Business

	Quarterly results
($ millions)	Q4'21	Q3'21	Q4'20
Insurance sales by business segment(1)
Canada	241	182	186
U.S.	1,020	199	838
Asia	345	247	401
Total insurance sales(1)	1,606	628	1,425
Wealth sales by business segment(1)
Canada	5,676	5,918	4,864
Asia	4,046	4,125	3,380
Total wealth sales excluding Asset Management	9,722	10,043	8,244
Asset Management gross flows(1)(2)	46,986	40,682	43,390
Total wealth sales(2)	56,708	50,725	51,634
Value of New Business(1)(3)	494	290	426

(1)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for gross flows and outflows was updated for Asset Management. Prior period amounts have not been updated. For more details, see section G - Non-IFRS Financial Measures in this document.
(3)Effective January 1, 2021, reflects a change in the timing of recognition of U.S. VNB for group policies. We have updated prior period amounts to reflect this change. For more details, see section G - Non-IFRS Financial Measures in this document.

Total Company insurance sales increased by $181 million or 13% ($231 million or 16%(1), excluding foreign exchange translation) in the fourth quarter of 2021 compared to the same period in 2020.
•Canada insurance sales increased by 30%, driven by higher individual participating life insurance sales and higher large case group benefits sales in Sun Life Health.
•U.S. insurance sales increased by 26%(1), driven by higher medical stop-loss sales.
•Asia insurance sales decreased by 10%(1), reflecting lower sales in Hong Kong and International, partially offset by higher sales in most of our other markets.

Total Company wealth sales increased by $5,074 million or 10% ($6,832 million or 13%, excluding foreign exchange translation) in the fourth quarter of 2021 compared to the same period in 2020.
•Canada wealth sales increased by 17%, driven by higher Group Retirement Services sales, including higher defined benefit solutions sales .
•Asia wealth sales increased by 27%(1), driven by higher sales in the Philippines and India.
•Asset Management gross flows increased by 12%(1), driven by higher gross flows in SLC Management, partially offset by lower mutual fund gross flows in MFS. SLC Management's gross flows(2) increased due to the impacts of acquisitions and higher capital raising.

Total Company VNB was $494 million in the fourth quarter of 2021, an increase of 16% compared to same period 2020, driven by strong sales in Canada and U.S., partially offset by weaker Asia sales.

(1)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section G - Non-IFRS Financial Measures in this document.
(2)    Effective January 1, 2021, the methodology for gross flows and outflows was updated for Asset Management. Prior period amounts have not been updated. For more details, see section G - Non-IFRS Financial Measures in this document.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    9

2. Assets Under Management
AUM consists of general funds, the investments for account of segregated fund holders ("segregated funds") and other AUM. Other AUM includes mutual funds and managed funds, which include institutional and other third-party assets managed by the Company.

	Quarterly results
($ millions)	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20
Assets under management(1)(2)
General fund assets	205,374	197,948	195,689	190,072	197,090
Segregated funds	139,996	133,305	133,249	127,341	125,921
Other assets under management(1)(2):
Mutual funds	553,943	534,178	521,400	495,480	487,407
Managed funds	587,259	561,904	549,848	529,186	481,231
Consolidation adjustments and other	(41,844)	(41,016)	(39,495)	(37,833)	(35,640)
Total other AUM(1)(2)	1,099,358	1,055,066	1,031,753	986,833	932,998
Total assets under management(1)(2)	1,444,728	1,386,319	1,360,691	1,304,246	1,256,009
(1)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(2)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section G - Non-IFRS Financial Measures in this document.

General fund assets increased $8.3 billion or 4%, and segregated fund assets increased $14.1 billion or 11% as at December 31, 2021 compared to December 31, 2020.

AUM increased by $188.7 billion or 15% as at December 31, 2021 compared to December 31, 2020, primarily driven by:
(i)favourable market movements on the value of mutual funds, managed funds and segregated funds of $131.2 billion;
(ii)an increase of $39.1 billion from our acquisition of a majority stake in Crescent(1) ("Crescent acquisition");
(iii)net inflows from mutual, managed and segregated funds of $26.3 billion; and
(iv)an increase in AUM of general fund assets of $8.3 billion; partially offset by
(v)a decrease of $6.8 billion from foreign exchange translation (excluding the impacts from general fund assets).

The net inflows of mutual, managed and segregated funds of $9.9 billion in the fourth quarter of 2021 was driven by net inflows in SLC Management of $9.7 billion and in Asia of $1.2 billion, partially offset by net outflows of $1.5 billion in MFS.

E. Financial Strength

	Quarterly results
($ millions, unless otherwise stated)	Q4'21	Q3'21	Q2'21	Q1'21	Q4'20
LICAT ratio(1)
Sun Life Financial Inc.	145%	143%	147%	141%	147%
Sun Life Assurance	124%	124%	125%	124%	127%
Financial leverage ratio(2)(3)	25.5%	22.2%	24.7%	22.7%	23.5%
Dividend
Underlying dividend payout ratio(2)	43%	36%	37%	38%	37%
Dividends per common share ($)	0.660	0.550	0.550	0.550	0.550
Capital
Subordinated debt(3)	6,425	4,434	4,433	4,432	4,781
Innovative capital instruments(4)	200	200	200	200	200
Participating policyholders' equity	1,700	1,596	1,535	1,418	1,368
Non-controlling interests	59	56	62	56	25
Preferred shares and other equity instruments	2,239	2,531	3,244	2,257	2,257
Common shareholders' equity(5)	24,075	23,412	22,468	22,016	22,212
Total capital(3)	34,698	32,229	31,942	30,379	30,843

(1)Our LICAT ratios are calculated in accordance with OSFI-mandated guideline, Life Insurance Capital Adequacy Test.
(2)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(3)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.
(4)Innovative capital instruments consist of SLEECS and qualify as regulatory capital. However, under IFRS they are reported as Senior debentures in our Consolidated Financial Statements. For additional information, see section I - Capital and Liquidity Management - 1 - Capital in our 2021 Annual MD&A.
(5)Common shareholders’ equity is equal to Total shareholders’ equity less Preferred shares and other equity instruments.

(1)Crescent Capital Group LP ("Crescent").
10    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

Life Insurance Capital Adequacy Test
The Office of the Superintendent of Financial Institutions has developed the regulatory capital framework referred to as the Life Insurance Capital Adequacy Test for Canada. LICAT measures the capital adequacy of an insurer using a risk-based approach and includes elements that contribute to financial strength through periods when an insurer is under stress as well as elements that contribute to policyholder and creditor protection wind-up.

SLF Inc. is a non-operating insurance company and is subject to the LICAT guideline. As at December 31, 2021, SLF Inc.'s LICAT ratio was 145%, 2% lower than December 31, 2020. The favourable impacts of reported net income, the issuance of $1 billion principal amount of other equity instruments, and net subordinated debt issuances were more than offset by dividend payments, preferred share redemptions, the ACB(1) bancassurance partnership in Vietnam, the PinnacleCare(2) acquisition and market movements.

Sun Life Assurance, SLF Inc.'s principal operating life insurance subsidiary, is also subject to the LICAT guideline. As at December 31, 2021, Sun Life Assurance's LICAT ratio was 124%, 3% lower than December 31, 2020. The favourable impacts of reported net income were more than offset by the ACB bancassurance partnership in Vietnam, dividends to SLF Inc., market movements and the smoothing impact of the interest rate scenario switch in North America for participating businesses.

The Sun Life Assurance LICAT ratios in both periods are well above OSFI's supervisory ratio of 100% and regulatory minimum ratio of 90%.

Capital
Our total capital consists of subordinated debt and other capital instruments, participating policyholders' equity and total shareholders' equity which includes common shareholders' equity, preferred shares and other equity instruments, and non-controlling interests. As at
December 31, 2021, our total capital was $34.7 billion, an increase of $3.9 billion compared to December 31, 2020. The increase included reported net income of $3.9 billion, the issuance of $1 billion principal amount of other equity instruments, the issuance of Series 2021-1, Series 2021-2, and Series 2021-3 debentures, totaling $2.0 billion, all of which are detailed below. These were partially offset by the payment of $1.4 billion of dividends on common shares of SLF Inc. ("common shares"), the redemption of Class A Non-Cumulative Preferred Shares Series 1 and Series 2, and Series 12R, totaling $1.025 billion, and the redemption of $350 million Series 2016-1 debentures, all of which are also detailed below.

Our capital and liquidity positions remain strong with a LICAT ratio of 145% at SLF Inc., a financial leverage ratio of 25.5%(3)(4) and $4.7 billion in cash and other liquid assets(3)(4) as at December 31, 2021 in SLF Inc. (the ultimate parent company), and its wholly-owned holding companies ($3.1 billion as at December 31, 2020).

Capital Transactions
On February 19, 2021, SLF Inc. redeemed all of the outstanding $350 million principal amount of Series 2016-1 Debentures. The redemption was funded from existing cash and other liquid assets.

On June 30, 2021, SLF Inc. issued $1 billion principal amount of 3.60% Limited Recourse Capital Notes Series 2021-1 ("LRCNs"). The net proceeds were used for general corporate purposes, which included investments in subsidiaries, repayment of indebtedness and other strategic investments.

On August 23, 2021, SLF Inc.'s Series E Senior Unsecured 4.57% Debentures ("Series E Debentures") matured and SLF Inc. redeemed all of its outstanding $300 million principal amount, including all accrued and outstanding interest. Under LICAT, senior debentures do not qualify as available capital, as a result, the repayment of the Series E Debentures had no impact on the LICAT ratio of Sun Life Assurance or SLF Inc. In addition, a separate pool of assets had been set aside to support the redemption of these debentures. As such, the redemption did not affect the cash and other liquid assets held by SLF Inc. and its wholly-owned holding companies noted above.

On September 29, 2021, SLF Inc. redeemed all of the $400 million Class A Non-Cumulative Preferred Shares Series 1 issued by SLF Inc. on February 25, 2005 and all of the $325 million Class A Non-Cumulative Preferred Shares Series 2 issued by SLF Inc. on July 15, 2005, in accordance with the terms attached to the two series of preferred shares. The redemptions were funded from existing cash and other liquid assets in SLF Inc.

On September 30, 2021, 0.5 million of the 6.9 million Class A Non-cumulative Rate Reset Preferred Shares Series 10R (the "Series 10R Shares") were converted into Class A Non-cumulative Floating Rate Preferred Shares 11QR (the "Series 11QR Shares") on a one-for-one basis and 0.4 million of the 1.1 million Series 11QR were converted into Series 10R on a one-for-one basis. Upon completion of the conversion, approximately 6.8 million Series 10R Shares and 1.2 million Series 11QR Shares were issued and outstanding in SLF Inc.

On November 18, 2021, SLF Inc. issued $500 million principal amount of Series 2021-1 Subordinated Unsecured 2.46% Fixed/Floating Debentures due 2031 (the "Series 2021-1 Debentures"), $1 billion principal amount of Series 2021-2 Subordinated Unsecured 2.80% Fixed/Floating Debentures due 2033 (the "Series 2021-2 Debentures"), and $500 million principal amount of Series 2021-3 Subordinated Unsecured 3.15% Fixed/Floating Debentures due 2036 (the "Series 2021-3 Debentures"). The net proceeds will be used for general corporate purposes, which may include funding a portion of the purchase price for the DentaQuest acquisition, investments in subsidiaries, repayment of indebtedness and other strategic investments.

(1)Asia Commercial Joint Stock Bank ("ACB").
(2)Pinnacle Care International, Inc. ("PinnacleCare"). For additional information, refer to Note 3 in our Consolidated Financial Statements for the period ended December 31, 2021.
(3)This is a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(4)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    11

The Company will be required to redeem the Series 2021-2 Debentures and the Series 2021-3 Debentures in full at a redemption price equal to par, together with accrued and unpaid interest up to but excluding the date fixed for redemption if either (i) the closing of the acquisition of DentaQuest Group, Inc. has not occurred on or prior to October 3, 2022 (or such later date as extended pursuant to the acquisition agreement relating to the acquisition of DentaQuest Group, Inc.) (the “Outside Date”) or (ii) such acquisition agreement is terminated at any time prior to the Outside Date in accordance with its terms without closing of the acquisition of DentaQuest Group, Inc.

On December 31, 2021, SLF Inc. redeemed all of the $300 million principal amount of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the "Series 12R Shares") issued by SLF Inc. on November 10, 2011, in accordance with the terms attached to the series of preferred shares. The redemption was funded from existing cash and other liquid assets in SLF Inc.

F. Performance by Business Segment

	Quarterly results
($ millions)	Q4'21	Q3'21	Q4'20
Reported net income (loss) - Common shareholders
Canada	356	393	255
U.S.	85	46	88
Asset Management	140	301	267
Asia	446	288	132
Corporate	51	(9)	2
Total reported net income (loss) - Common shareholders	1,078	1,019	744
Underlying net income (loss)(1)
Canada	266	290	243
U.S.	72	110	148
Asset Management	382	362	333
Asia	130	145	116
Corporate	48	(5)	22
Total underlying net income (loss)(1)	898	902	862

(1)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Information describing the business groups and their respective business units is included in our 2021 Annual MD&A. All factors discussed in this document that impact our underlying net income are also applicable to reported net income.

1. Canada

	Quarterly results
($ millions)	Q4'21	Q3'21	Q4'20
Individual Insurance & Wealth	217	203	117
Sun Life Health(1) (formerly Group Benefits)	65	79	74
Group Retirement Services	74	111	64
Reported net income - Common shareholders	356	393	255
Less: Market-related impacts(2)	90	146	15
Assumption changes and management actions(2)	2	42	(3)
Other(2)(3)	(2)	(85)	—
Underlying net income(4)	266	290	243
Reported ROE (%)(4)	17.5%	19.5%	13.7%
Underlying ROE (%)(4)	13.1%	14.4%	13.1%
Insurance sales(4)	241	182	186
Wealth sales(4)	5,676	5,918	4,864

(1)Effective Q4 2021, we began reporting on the performance and results of Sun Life Health, which brings our Group Benefits business and Lumino Health platform together.
(2)Represents an adjustment to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(3)Other adjustments to arrive at a non-IFRS financial measure include other items that are unusual or exceptional in nature. See section G - Non-IFRS Financial Measures in this document.
(4)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

12    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

Profitability
Quarterly Comparison - Q4 2021 vs. Q4 2020
Canada's Q4'21 reported net income of $356 million increased $101 million or 40% compared to the same period in 2020, driven by an increase in the value of our real estate investments and higher equity markets. Underlying net income of $266 million increased $23 million or 9%, driven by experience-related items and business growth, partially offset by a $20 million investment impairment in earnings on surplus. Experience in the quarter included favourable credit, partially offset by unfavourable morbidity reflecting lower disability claims resolutions.

Growth
Quarterly Comparison - Q4 2021 vs. Q4 2020
Canada insurance sales increased by $55 million or 30% in the fourth quarter of 2021 compared to the same period in 2020. Individual insurance sales were $161 million, an increase of $43 million or 36%, driven by higher participating life insurance sales. Sun Life Health sales were $80 million, an increase of $12 million or 17%, driven by higher large case group benefits sales.

Canada wealth sales increased by $0.8 billion or 17% in the fourth quarter of 2021 compared to the same period in 2020. Individual wealth sales were $2.2 billion, in line with the prior year. GRS sales were $3.5 billion, an increase of $0.8 billion or 29%, including higher defined benefit solutions sales.

2. U.S.

	Quarterly results
(US$ millions)	Q4'21	Q3'21	Q4'20
Group Benefits	9	50	76
In-force Management	59	(13)	(10)
Reported net income (loss) - Common shareholders	68	37	66
Less: Market-related impacts(1)	33	12	1
Assumption changes and management actions(1)	(15)	(62)	(46)
Acquisition, integration and restructuring(1)	(6)	(1)	(1)
Underlying net income (loss)(2)	56	88	112
Reported ROE (%)(2)	8.9%	4.9%	9.9%
Underlying ROE (%)(2)	7.3%	11.6%	16.8%
After-tax profit margin for Group Benefits (%)(2)(3)	5.7%	7.7%	8.0%
Insurance sales(2)	809	158	643
(C$ millions)
Reported net income (loss) - Common shareholders	85	46	88
Less: Market-related impacts(1)	40	15	2
Assumption changes and management actions(1)	(19)	(78)	(60)
Acquisition, integration and restructuring(1)	(8)	(1)	(2)
Underlying net income (loss)(2)	72	110	148

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(3)    Based on underlying net income, on a trailing four-quarter basis, and which is described in section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4 2021 vs. Q4 2020
U.S.'s Q4'21 reported net income of US$68 million increased US$2 million or 3% compared to the same period in 2020, driven by an increase in the value of our real estate investments and ACMA impacts, largely offset by the decrease in underlying net income of US$56 million. Underlying net income decreased, primarily due to COVID-19-related experience, as working-age population mortality continued to be elevated in the fourth quarter. COVID-19-related experience of US$66 million included US$51 million from mortality and US$15 million primarily from disability.(1)

Lower earnings on surplus also contributed to the decrease, partially offset by favourable credit and other experience. Foreign exchange translation led to a decline of $3 million in reported net income and $2 million in underlying net income.

The trailing four-quarter after-tax profit margin for Group Benefits was 5.7% as of the fourth quarter of 2021, compared to 8.0% as of the fourth quarter of 2020.

(1)In Canadian dollars, COVID-19-related experience of $83 million included $65 million from mortality and $18 million primarily from disability.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    13

Growth
Quarterly Comparison - Q4 2021 vs. Q4 2020
U.S. insurance sales increased by US$166 million or 26% in the fourth quarter of 2021 compared to the same period in 2020, driven by higher medical stop-loss sales.

3. Asset Management

	Quarterly results
Asset Management (C$ millions)	Q4'21	Q3'21	Q4'20
Reported net income - Common shareholders	140	301	267
Less: Fair value adjustments on MFS's share-based payment awards(1)	(47)	(43)	(46)
Acquisition, integration and restructuring(1)(2)(3)	(195)	(18)	(20)
Underlying net income(4)	382	362	333
Assets under management (C$ billions)(4)(5)	1,059.2	1,008.8	891.9
Gross flows (C$ billions)(4)(6)	47.0	40.7	43.4
Net flows (C$ billions)(4)(6)	8.3	1.8	2.8
MFS (C$ millions)
Reported net income - Common shareholders	295	284	253
Less: Fair value adjustments on MFS's share-based payment awards(1)	(47)	(43)	(46)
Underlying net income(4)	342	327	299
Assets under management (C$ billions)(4)	875.2	833.0	776.8
Gross flows (C$ billions)(4)	34.9	33.7	40.4
Net flows (C$ billions)(4)	(1.5)	(2.7)	1.9
MFS (US$ millions)
Reported net income - Common shareholders	234	225	194
Less: Fair value adjustments on MFS's share-based payment awards(1)	(38)	(34)	(36)
Underlying net income(4)	272	259	230
Pre-tax net operating profit margin ratio for MFS(4)	43%	42%	41%
Average net assets (US$ billions)(4)	680.6	675.5	577.6
Assets under management (US$ billions)(4)(7)	692.8	657.1	610.2
Gross flows (US$ billions)(4)	27.7	26.7	31.0
Net flows (US$ billions)(4)	(1.2)	(2.2)	1.5
Asset appreciation (depreciation) (US$ billions)	36.9	(2.4)	60.6
S&P 500 Index (daily average)	4,596	4,424	3,555
MSCI EAFE Index (daily average)	2,309	2,338	1,994
SLC Management (C$ millions)
Reported net income - Common shareholders	(155)	17	14
Less: Acquisition, integration and restructuring(1)(2)(3)	(195)	(18)	(20)
Underlying net income(4)	40	35	34
Assets under management (C$ billions)(4)(5)	183.9	175.8	115.1
Gross flows (C$ billions)(4)(6)	12.1	7.0	3.0
Net flows (C$ billions)(4)(6)	9.7	4.6	0.9
(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax adjustments.
(2)Amounts relate to acquisition costs for our acquisition of a majority stake in BentallGreenOak ("BGO acquisition"), our acquisition of a majority stake in InfraRed Capital Partners ("InfraRed acquisition"), and the Crescent acquisition, which include the unwinding of the discount for Other financial liabilities of $15 million, $17 million, and $15 million in the fourth and third quarter of 2021 and the fourth quarter of 2020, respectively.
(3)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $153 million in the fourth quarter of 2021.
(4)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.
(5)Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change. For more details, see section G - Non-IFRS Financial Measures in this document.
(6)Effective January 1, 2021, the methodology for gross flows and outflows was updated for SLC Management. Prior period amounts have not been updated. For more details, see section G - Non-IFRS Financial Measures in this document.
(7)Monthly information on AUM is provided by MFS in its Corporate Fact Sheet, which can be found at www.mfs.com/CorpFact. The Corporate Fact Sheet also provides MFS's U.S. GAAP assets and liabilities as at December 31, 2021.
14    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

Profitability
Quarterly Comparison - Q4 2021 vs. Q4 2020
Asset Management's Q4'21 reported net income of $140 million decreased $127 million or 48% compared to the same period in 2020, reflecting a $153 million increase in SLC Management’s acquisition-related liabilities(1). Underlying net income of $382 million increased $49 million or 15%, driven by a 14% increase in MFS and an 18% increase in SLC Management. Foreign exchange translation led to a decline of $7 million in reported net income and $12 million in underlying net income.

MFS's Q4'21 reported net income of US$234 million increased US$40 million or 21% compared to the same period in 2020, driven by the increase in underlying net income of US$42 million, partially offset by higher fair value adjustments on MFS's share-based payment awards. Underlying net income increased, driven by higher ANA, partially offset by higher variable compensation expenses. The pre-tax net operating profit margin ratio for MFS for the fourth quarter of 2021 was 43%, compared to 41% in the same period of 2020.

SLC Management's Q4'21 reported net loss was $155 million compared to reported net income of $14 million in the same period in 2020, reflecting a $153 million increase in SLC Management’s acquisition-related liabilities. Underlying net income of $40 million increased $6 million or 18%, driven by higher AUM, including the Crescent acquisition which closed in January of 2021.

Growth
Asset Management’s AUM increased $167.3 billion or 18.8% as at December 31, 2021 compared to December 31, 2020, driven by asset appreciation of $91.7 billion, the Crescent acquisition of $39.1 billion and net inflows of $21.1 billion.

MFS’s AUM increased by US$82.5 billion or 14% as at December 31, 2021 compared to December 31, 2020, driven by asset appreciation of US$91.7 billion, partially offset by outflows of US$9.2 billion. In the fourth quarter of 2021, MFS reported net outflows of US$1.2 billion.

SLC Management's AUM increased by $68.8 billion or 60% as at December 31, 2021 compared to December 31, 2020, driven by the Crescent acquisition of $39.1 billion, net inflows of $32.5 billion and asset appreciation of $5.9 billion. These factors were partially offset by Client distributions of $6.4 billion.

In the fourth quarter of 2021, SLC Management reported net inflows of $9.7 billion, which were comprised of Client contributions and capital raising, totaling $12.1 billion, partially offset by outflows of $2.4 billion from Client withdrawals.

4. Asia

	Quarterly results
($ millions)	Q4'21	Q3'21	Q4'20
Local Markets	374	92	58
International Hubs	72	196	74
Reported net income - Common shareholders	446	288	132
Less: Market-related impacts(1)	23	13	3
Assumption changes and management actions(1)	(2)	132	21
Acquisition, integration and restructuring(1)	295	(2)	(8)
Underlying net income (loss)(2)	130	145	116
Reported ROE (%)(2)	27.7%	18.5%	8.5%
Underlying ROE (%)(2)	8.0%	9.3%	7.4%
Insurance sales(2)	345	247	401
Wealth sales(2)	4,046	4,125	3,380

(1)Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4 2021 vs. Q4 2020
Asia's Q4'21 reported net income of $446 million increased $314 million compared to the same period in 2020, driven by a $297 million gain from the IPO of our India asset management joint venture, ABSLAMC. Underlying net income of $130 million increased $14 million or 12%, driven by business growth and an investment impairment from the prior year, partially offset by experience-related items and foreign exchange translation. Experience in the quarter included COVID-19-related mortality of $12 million, mostly in the Philippines, and unfavourable experience in our joint ventures(2). Foreign exchange translation led to a decline of $23 million in reported net income and $8 million in underlying net income.

(1)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates.
(2)Experience-related items from our India, China and Malaysia joint ventures and associates are recorded within other experience.
    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    15

Growth
Quarterly Comparison - Q4 2021 vs. Q4 2020
Asia insurance sales in the fourth quarter of 2021 decreased 10%(1) compared to the same period in 2020. Individual insurance sales were $334 million and declined 12%(1), reflecting lower sales in Hong Kong and International, partially offset by higher sales in most of our other markets.

Asia wealth sales increased 27%(1) in the fourth quarter of 2021 compared to the same period in 2020, driven by higher sales in the Philippines and India.

5. Corporate

	Quarterly results
($ millions)	Q4'21	Q3'21	Q4'20
UK	23	30	43
Corporate Support	28	(39)	(41)
Reported net income (loss) - Common shareholders	51	(9)	2
Less: Market-related impacts(1)	3	(3)	—
Assumption changes and management actions(1)	—	(1)	—
Acquisition, integration and restructuring(1)	—	—	(20)
Underlying net income (loss)(2)	48	(5)	22

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment, including pre-tax amounts.
(2)Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Profitability
Quarterly Comparison - Q4 2021 vs. Q4 2020
Corporate's Q4'21 reported net income of $51 million increased $49 million compared to the same period in 2020, driven by the increase in underlying net income and restructuring costs in the prior year. Underlying net income of $48 million increased $26 million, benefiting from a lower effective tax rate in the quarter, partially offset by unfavourable expense experience.

G. Non-IFRS Financial Measures
1. Underlying Net Income and Underlying EPS
Underlying net income (loss) and financial measures based on underlying net income (loss), including underlying EPS or underlying loss per share, and underlying ROE, are non-IFRS financial measures. Underlying net income (loss) removes from reported net income (loss) the impacts of the following items in our results under IFRS and when removed assist in explaining our results from period to period:
(a)    market-related impacts that differ from our best estimate assumptions, which include: (i) impacts of returns in equity markets, net of hedging, for which our best estimate assumptions are approximately 2% per quarter. This also includes the impact of the basis risk inherent in our hedging program, which is the difference between the return on underlying funds of products that provide benefit guarantees and the return on the derivative assets used to hedge those benefit guarantees; (ii) the impacts of changes in interest rates in the reporting period and on the value of derivative instruments used in our hedging programs including changes in credit and swap spreads, and any changes to the assumed fixed income reinvestment rates in determining the actuarial liabilities; and (iii) the impacts of changes in the fair value of investment properties in the reporting period;
(b)    assumption changes and management actions, which include: (i) the impacts of revisions to the methods and assumptions used in determining our liabilities for insurance contracts and investment contracts; and (ii) the impacts on insurance contracts and investment contracts of actions taken by management in the current reporting period, referred to as management actions which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities; and
(c)    other adjustments:
i.certain hedges in Canada that do not qualify for hedge accounting - this adjustment enhances the comparability of our results from period to period, as it reduces volatility to the extent it will be offset over the duration of the hedges;
ii.fair value adjustments on MFS's share-based payment awards that are settled with MFS’s own shares and accounted for as liabilities and measured at fair value each reporting period until they are vested, exercised and repurchased - this adjustment enhances the comparability of MFS’s results with publicly traded asset managers in the United States;
iii.acquisition, integration and restructuring costs - this adjustment enhances comparability of our results from period to period, by removing the impacts of costs, including the unwinding of the discount for certain liabilities related to acquisitions, that are not ongoing in nature and are incurred with the intent to generate benefits in future periods; and
iv.other items that are unusual or exceptional in nature.

(1)This percentage change excludes the impacts of foreign exchange translation. For more information about these non-IFRS financial measures, see section G - Non-IFRS Financial Measures in this document.
16    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

All factors discussed in this document that impact our underlying net income are also applicable to reported net income. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated. As noted below, underlying EPS excludes the dilutive impacts of convertible instruments.

Underlying EPS (diluted). This measure is used in comparing the profitability across multiple periods and is calculated by dividing underlying net income by weighted average common shares outstanding for diluted EPS, excluding the dilutive impact of convertible instruments. For additional information about the underlying net income, see above. For additional information about the composition of the EPS, please refer to Note 26 of our Consolidated Financial Statements. For additional information about the SLEECS, please refer to Note 13 of our Consolidated Financial Statements.

The following table sets out the post-tax amounts that were excluded from our underlying net income (loss) and underlying EPS and provides a reconciliation to our reported net income (loss) and EPS based on IFRS.

Reconciliations of Select Net Income Measures

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q4'21	Q3'21	Q4'20	2021	2020
Reported net income - Common shareholders	1,078	1,019	744	3,934	2,404
Market-related impacts
Equity market impacts
Impacts from equity market changes	97	19	122	278	(34)
Basis risk impacts	10	5	(14)	24	(109)
Equity market impacts	107	24	108	302	(143)
Interest rate impacts(1)
Impacts of interest rate changes	(35)	(2)	5	74	(187)
Impacts of credit spread movements	3	4	(63)	(11)	(35)
Impacts of swap spread movements	(4)	—	(16)	8	8
Interest rate impacts	(36)	2	(74)	71	(214)
Impacts of changes in the fair value of investment properties	85	145	(14)	254	(104)
Less: Market-related impacts	156	171	20	627	(461)
Less: Assumption changes and management actions	(19)	95	(42)	74	(143)
Other adjustments
Fair value adjustments on MFS's share-based payment awards	(47)	(43)	(46)	(186)	(92)
Acquisition, integration and restructuring(2)(3)(7)(8)	90	(21)	(50)	(18)	(117)
Other (4)(5)(6)	—	(85)	—	(96)	4
Less: Total of other adjustments	43	(149)	(96)	(300)	(205)
Underlying net income	898	902	862	3,533	3,213
Reported EPS (diluted) ($)	1.83	1.74	1.27	6.69	4.10
Less: Market-related impacts ($)	0.26	0.29	0.03	1.06	(0.80)
Assumption changes and management actions ($)	(0.03)	0.16	(0.07)	0.12	(0.24)
Fair value adjustments on MFS's share-based payment awards ($)	(0.08)	(0.07)	(0.08)	(0.32)	(0.16)
Acquisition, integration and restructuring ($)	0.15	(0.04)	(0.08)	(0.03)	(0.20)
Other ($)	—	(0.14)	—	(0.16)	0.01
Impact of convertible securities on diluted EPS ($)	—	—	—	(0.01)	—
Underlying EPS (diluted) ($)	1.53	1.54	1.47	6.03	5.49

(1)Our exposure to interest rates varies by product type, line of business, and geography. Given the long-term nature of our business, we have a higher degree of sensitivity in respect of interest rates at long durations.
(2)Amounts relate to acquisition costs for the BGO acquisition, the InfraRed acquisition and the Crescent acquisition, which include the unwinding of the discount for Other financial liabilities of $15 million, $17 million, and $15 million in the fourth and third quarter of 2021 and the fourth quarter of 2020, respectively, and $59 million and $47 million in 2021 and 2020, respectively.
(3)The restructuring charge of $57 million in the first quarter of 2021 related to our strategy for our workspace and redefining the role of the office ($20 million in the fourth quarter of 2020), and of $57 million and $48 million in 2021 and 2020.
(4)Amount relates to an adjustment of investment income and expense allocations between participating policyholders and shareholders for prior years recorded in the third quarter of 2021.
(5)Amounts relate to the UK Finance Act that was signed into law on June 10, 2021, increasing the corporate tax rate from 19% to 25%, which will take effect for future tax periods beginning April 1, 2023. As a result, reported net income decreased by $11 million in the second quarter of 2021. See section C - Profitability - 5 - Income taxes in our Q2 2021 MD&A.
(6)Certain hedges in Canada that do not qualify for hedge accounting decreased reported net income by $5 million and $4 million for the third quarter and the first nine months of 2020, respectively.
(7)Reflects the changes in estimated future payments for acquisition-related contingent considerations and options to purchase remaining ownership interests of SLC Management affiliates of $153 million in the fourth quarter of 2021.
(8)Reflects a realized gain of $297 million on the Initial Public Offering of Aditya Birla Sun Life Asset Management Company in the fourth quarter of 2021.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    17

The following table shows the pre-tax amount of underlying net income adjustments:

	Quarterly results			Year-to-date
($ millions, unless otherwise noted)	Q4'21	Q3'21	Q4'20	2021	2020
Reported net income - Common shareholders (after-tax)	1,078	1,019	744	3,934	2,404
Underlying net income adjustments (pre-tax):
Less: Market-related impacts	153	231	(65)	849	(716)
Assumption changes and management actions	(23)	93	(60)	66	(214)
Other adjustments	62	(184)	(114)	(338)	(241)
Total underlying net income adjustments (pre-tax)	192	140	(239)	577	(1,171)
Less: Taxes related to underlying net income adjustments	(12)	(23)	121	(176)	362
Underlying net income (after-tax)	898	902	862	3,533	3,213

Taxes related to underlying net income adjustments may vary from the expected effective tax rate range reflecting the mix of business based on the Company's international operations.

2. Additional Non-IFRS Financial Measures
Management also uses the following non-IFRS financial measures:

After-tax profit margin for U.S. Group Benefits. This ratio expresses U.S. employee benefits and medical stop-loss underlying net income as a percentage of net premiums. It assists in explaining our results from period to period and measures profitability. This ratio is calculated by dividing underlying net income (loss) by net premiums for the trailing four quarters. There is no directly comparable IFRS measure.

Assets under management. AUM is a non-IFRS financial measure that indicates the size of our company's asset management, wealth, and insurance assets. There is no standardized financial measure under IFRS. In addition to the most directly comparable IFRS measures, which are the balance of General funds and Segregated funds on our Statements of Financial Position, AUM also includes Other AUM, defined below.

Effective January 1, 2021, the methodology for AUM was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to include uncalled capital commitments. We have updated prior period amounts to reflect this change.

Assumption changes and management actions. In this document the impacts of ACMA on shareholders' net income (after-tax) is included in reported net income and is excluded from underlying net income, as described in section C - Profitability in this document. See section D - Profitability - 2 - Assumption changes and management actions in our 2021 Annual MD&A for details on ACMA.

Note 10.A of the Consolidated Financial Statements for the period ended December 31, 2021 shows the pre-tax impacts of method and assumption changes on shareholders' and participating policyholders' insurance contract liabilities net of reinsurance assets, excluding changes in other policy liabilities and assets. The view in this document of ACMA is the impacts on shareholders' reported net income (after-tax). The Consolidated Financial Statements view is a component of the change in total company liabilities.

The following table provides a reconciliation of the differences between the two measures.

	Quarterly results			Year-to-date
($ millions)	Q4'21	Q3'21	Q4'20	2021	2020
Impacts of method and assumption changes on insurance contract liabilities (pre-tax)	1	(240)	22	(273)	(116)
Less: Participating policyholders(1)	—	21	7	(9)	54
Impacts of method and assumption changes excluding participating policyholders (pre-tax)	1	(261)	15	(264)	(170)
Less: Tax	—	(91)	(2)	(93)	(64)
Impacts of method and assumption changes excluding participating policyholders (after-tax)	1	(170)	17	(171)	(106)
Add: Management actions (after-tax)(2)(3)	(20)	267	(53)	247	(65)
Other (after-tax)(4)	—	(2)	(6)	(2)	28
Assumption changes and management actions (after-tax)(3)(5)(6)	(19)	95	(42)	74	(143)

(1)Adjustment to remove the pre-tax impacts of method and assumption changes on amounts attributed to participating policyholders.
(2)Adjustment to include the after-tax impacts of management actions on insurance contract liabilities and investment contract liabilities which include, for example, changes in the prices of in-force products, new or revised reinsurance on in-force business, and material changes to investment policies for assets supporting our liabilities. The pre-tax impact of management actions to Method and assumption changes on insurance contract liabilities was a decrease of $25 million in the fourth quarter of 2021, an increase of $355 million in the third quarter of 2021 and an increase of $331 million in 2021, respectively (a decrease of $67 million and $76 million in the fourth quarter of 2020 and in 2020, respectively).
(3)In the third quarter of 2020, ACMA included an after-tax loss of $10 million relating to the impact from the repayment of a senior financing obligation related to U.S. statutory regulatory capital requirements for In-force Management. The transaction mainly comprises of the benefit of an unwind fee of $15 million, more than offset by the net impact from the liquidation of the investment portfolio of $47 million. The latter included a loss on the termination of derivatives and realized AFS gains on the disposal of debt securities of $270 million and $223 million ($342 million and $282 million, on a pre-tax basis), respectively. See section K - Additional Financial Disclosure in our 2020 Annual MD&A.
(4)Adjustments to include the after-tax impacts of method and assumption changes on investment contracts and other policy liabilities, and the pre-tax impact to Method and assumption changes on insurance contract liabilities was $nil million for the fourth quarter of 2021, a decrease of $2 million for the third quarter of 2021, and $2 million for 2021 (an decrease of $8 million the fourth quarter of 2020 and an increase of $35 million in 2020, respectively)
(5)Includes the tax impacts of ACMA on insurance contract liabilities and investment contract liabilities, reflecting the tax rates in the jurisdictions in which we do business.
(6)ACMA is included in reported net income and is excluded in calculating underlying net income, as described in section C - Profitability this document.
18    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

Cash and other liquid assets. This measure is comprised of cash, cash equivalents, short-term investments, and publicly traded securities that are held at SLF Inc. (the ultimate parent company), and its wholly owned holding companies. This measure represents available funds for capital re-deployment to support business growth.

($ millions)	As at December 31, 2021		As at December 31, 2020
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies):
Cash, cash equivalents & short-term securities	2,383		3,037
Debt securities(1)	1,421		18
Equity securities(2)	861		—
Cash and other liquid assets (held at SLF Inc. and its wholly owned holding companies)	4,665	(3)	3,055

(1)Includes publicly traded bonds.
(2)Includes ETF Investments.
(3)Includes $2.0 billion of proceeds from the subordinated debt offerings completed in November 2021, of which $1.5 billion is subject to contractual terms requiring us to redeem the underlying securities, in full, if the closing of the DentaQuest acquisition does not occur. These amounts will not qualify as LICAT capital until the acquisition closes.

Constant currency. We remove the impacts of foreign exchange translation from certain IFRS and non-IFRS measures to assist in comparing our results from period to period. The impacts of foreign exchange translation is approximated by using the foreign exchange rates in effect during the comparative period, using the average or period end foreign exchange rates, as appropriate.

Earnings on Surplus. This component of the Sources of Earnings ("SOE") represents the net income earned on a company’s surplus funds. Earnings on Surplus is comprised of realized gains on available-for-sale assets, as well as net investment returns on surplus, such as investment income, gains (losses) on seed investments, investment properties mark-to-market, and interest on debt.

Expected profit. The portion of the consolidated pre-tax net income on business in-force at the start of the reporting period that was expected to be realized based on the achievement of the best estimate assumptions made at the beginning of the reporting period. Expected profit for asset management companies is set equal to their pre-tax net income.

Effective January 1, 2021, expected profit for U.S. group policies includes previously classified impact of new business, aligning group business sources of earnings reporting across business groups. We have updated prior period amounts to reflect this change.

Experience-related items attributable to reported net income and underlying net income. Pre-tax gains and losses that are due to differences between the actual experience during the reporting period and the best estimate assumptions at the start of the reporting period. Experience-related items are a part of the Sources of Earnings framework, and are calculated in accordance with OSFI Guideline D-9, Sources of Earnings Disclosures.

Financial leverage ratio. This total debt to total capital ratio is ratio of debt plus preferred shares to total capital, where debt consists of all capital qualifying debt securities. Capital qualifying debt securities consist of subordinated debt and innovative capital instruments. The ratio is an indicator of the Company's capital adequacy measured by its proportion of capital qualifying debt in accordance with OSFI guidelines.

Impacts of foreign exchange translation To assist in comparing our results from period-to-period, the favourable or unfavourable impacts of foreign exchange translation are approximated using the foreign exchange rates, in effect during the comparative period, for several IFRS and Non-IFRS financial measures using the average or period end foreign exchange rates, as appropriate. Items impacting a reporting period, such as Revenue, Benefits and expenses, and Reported net income (loss) in our Consolidated Statements of Operations, as well as underlying net income (loss), and sales, are translated into Canadian dollars using average exchange rates for the appropriate daily, monthly, or quarterly period. For items as at a point in time, such as Assets and Liabilities in our Consolidated Statements of Financial Position, as well as the AUM and Expected profit component of our Sources of Earnings disclosure, period-end rates are used for currency translation purposes.

Impact of new business. The point-of-sale impact on pre-tax net income of writing new business during the reporting period. Issuing new business may produce a gain or loss at the point-of sale, primarily because valuation assumptions are different than pricing assumptions and/or actual acquisition expenses may differ from those assumed in pricing.

Other AUM. Other AUM is composed of mutual funds, managed funds, as well as general fund and segregated fund assets managed by our joint ventures. In Canada, other AUM includes Client assets in retail mutual fund products of Sun Life Global Investments. In Asia, other AUM includes Client assets in Hong Kong managed fund products, International Wealth products, Philippines mutual and managed fund products, Aditya Birla Sun Life AMC Limited equity and fixed income mutual fund products, Sun Life Everbright Asset Management products and our joint ventures’ general fund and segregated fund assets based on our proportionate equity interest. In Asset Management, other AUM includes Client assets for retail and institutional Clients, as well as capital raising, such as uncalled commitments and fund leverage in SLC Management. There is no directly comparable IFRS financial measure.

Pre-tax net operating profit margin ratio for MFS. This ratio is a measure of the profitability of MFS, which excludes the impact of fair value adjustments on MFS's share-based payment awards, investment income, and certain commission expenses that are offsetting. These commission expenses are excluded in order to neutralize the impact these items have on the pre-tax net operating profit margin ratio and have no impact on the profitability of MFS. There is no directly comparable IFRS measure.

Real estate market sensitivities. Real estate market sensitivities are non-IFRS financial measures for which there are no directly comparable measures under IFRS so it is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    19

Return on equity. IFRS does not prescribe the calculation of ROE and therefore a comparable measure under IFRS is not available. To determine reported ROE and underlying ROE, respectively, reported net income (loss) and underlying net income (loss) is divided by the total weighted average common shareholders’ equity for the period. The ROE provides an indication of the overall profitability of the Company. The quarterly ROE is annualized.

Sales. In Canada, insurance sales consist of sales of individual insurance and Sun Life Health products; wealth sales consist of sales of individual wealth products and sales in GRS. In the U.S., insurance sales consist of sales by Group Benefits. In Asia, insurance sales consist of the individual and group insurance sales by our subsidiaries and joint ventures and associates, based on our proportionate equity interest, in the Philippines, Indonesia, India, China, Malaysia, Vietnam, International, Hong Kong and Singapore; wealth sales consist of Hong Kong wealth sales, Philippines mutual fund sales, wealth sales by our India and China insurance joint ventures and associates, and Aditya Birla Sun Life AMC Limited's equity and fixed income mutual fund sales based on our proportionate equity interest, including sales as reported by our bank distribution partners. Asset Management sales consist of gross flows for retail and institutional Clients; SLC Management gross flows include capital raising, such as uncalled capital commitments and fund leverage. To provide greater comparability across reporting periods, we exclude the impacts of foreign exchange translation from sales. There is no directly comparable IFRS measure.

Effective January 1, 2021, the methodology for Assets Under Management was updated for SLC Management with respect to certain real estate and investment-grade fixed income products to add uncalled capital commitments not previously included. This will align SLC Management’s AUM with market conventions applied across asset classes. We have updated prior period amounts for all quarters of 2020 to reflect this change in methodology. Subsequent to the fourth quarter of 2020, increases and decreases in all capital raising, including uncalled capital commitments and fund leverage, for the aforementioned products are reflected in gross flows, outflows and net flows as applicable. Gross flows is a component of managed fund sales and total wealth sales. Client distributions from the sale of underlying assets in closed-end funds are no longer reported in net flows.

Sources of Earnings ("SOE"). The SOE is prepared in accordance with the OSFI Guideline D-9, Sources of Earnings Disclosures and is therefore not prescribed under IFRS. The preparation for the document and its components does not have a standard for preparation as it depends on the methodology, estimates, and assumptions used. The components of the SOE are: expected profit, impact of new business, experience gains and losses, management actions and changes in assumptions, and earnings on surplus. On a comparative period-over-period basis, this document refers to the change in expected profit as business growth.

Underlying dividend payout ratio. This is the ratio of dividends paid per share to diluted underlying EPS for the period. The ratio is utilized during the capital budgeting process to ensure that we are able to achieve our payout targets after factoring in our planned capital initiatives. We target an underlying dividend payout ratio of between 40% and 50% based on underlying EPS. For more information, see Section I - Capital and Liquidity Management in the 2021 Annual MD&A.

Underlying effective tax rate. This measure is calculated using the pre-tax underlying net income and the income tax expense associated with it, excluding amounts attributable to participating policyholders. Our statutory tax rate is normally reduced by various tax benefits, such as lower taxes on income subject to tax in foreign jurisdictions, a range of tax-exempt investment income, and other sustainable tax benefits. Our effective tax rate helps in the analysis of the income tax impacts in the period.

Value of New Business. VNB represents the present value of our best estimate of future distributable earnings, net of the cost of capital, from new business contracts written in a particular time period, except new business in our Asset Management pillar. The assumptions used in the calculations are generally consistent with those used in the valuation of our insurance contract liabilities except that discount rates used approximate theoretical return expectations of an equity investor. Capital required is based on the higher of Sun Life Assurance's LICAT operating target and local (country specific) operating target capital. VNB is a useful metric to evaluate the present value created from new business contracts. There is no directly comparable IFRS measure.

Effective January 1, 2021, VNB reflects a change in the timing of recognition of U.S. group policies sold or renewed with an effective date of January 1, which will recognize VNB for these policies in the prior year rather than the first quarter, to align with the timing of U.S. renewals and reported insurance sales. We have updated prior period amounts to reflect this change.

20    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

3.Reconciliations of Select Non-IFRS Financial Measures
Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Group

	Q4'21
($ millions, after-tax)	Canada	U.S.	Asset Management	Asia	Corporate	Total
Reported net income (loss) - Common shareholders	356	85	140	446	51	1,078
Less: Market-related impacts (pre-tax)(1)	71	51	—	29	2	153
ACMA (pre-tax)(1)	2	(23)	—	(2)	—	(23)
Other adjustments (pre-tax)(1)	(3)	(10)	(278)	353	—	62
Tax expense (benefit) on above items	20	(5)	36	(64)	1	(12)
Underlying net income (loss)(2)	266	72	382	130	48	898
	Q3'21
Reported net income (loss) - Common shareholders	393	46	301	288	(9)	1,019
Less: Market-related impacts (pre-tax)(1)	204	18	—	13	(4)	231
ACMA (pre-tax)(1)	56	(98)	—	132	3	93
Other adjustments (pre-tax)(1)	(115)	(2)	(66)	(1)	—	(184)
Tax expense (benefit) on above items	(42)	18	5	(1)	(3)	(23)
Underlying net income (loss)(2)	290	110	362	145	(5)	902
	Q4'20
Reported net income (loss) - Common shareholders	255	88	267	132	2	744
Less: Market-related impacts (pre-tax)(1)	(75)	2	—	3	5	(65)
ACMA (pre-tax)(1)	(4)	(76)	—	21	(1)	(60)
Other adjustments (pre-tax)(1)	—	(1)	(78)	(8)	(27)	(114)
Tax expense (benefit) on above items	91	15	12	—	3	121
Underlying net income (loss)(2)	243	148	333	116	22	862

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax by Business Unit - Asset Management

	Q4'21		Q3'21		Q4'20
($ millions, after-tax)	MFS	SLC Management	MFS	SLC Management	MFS	SLC Management
Reported net income (loss) - Common shareholders	295	(155)	284	17	253	14
Less: Other adjustments (pre-tax)(1)	(53)	(225)	(48)	(18)	(52)	(26)
Tax expense (benefit) on above items	6	30	5	—	6	6
Underlying net income (loss)(2)	342	40	327	35	299	34

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

Reported Net Income to Underlying Net Income Reconciliation - Pre-tax in U.S. dollars

	Q4'21		Q3'21		Q4'20
(US$ millions)	U.S.	MFS	U.S.	MFS	U.S.	MFS
Reported net income (loss) - Common shareholders	68	234	37	225	66	194
Less: Market-related impacts (pre-tax)(1)	42	—	15	—	1	—
ACMA (pre-tax)(1)	(19)	—	(78)	—	(58)	—
Other adjustments (pre-tax)(1)	(8)	(43)	(1)	(38)	(1)	(40)
Tax expense (benefit) on above items	(3)	5	13	4	12	4
Underlying net income (loss)(2)	56	272	88	259	112	230

(1)    Represents an adjustment made to arrive at a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document for a breakdown of components within this adjustment.
(2)    Represents a non-IFRS financial measure. See section G - Non-IFRS Financial Measures in this document.

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    21

H. Forward-looking Statements
From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this document include statements (i) relating to our strategies, (ii) relating to our sustainable investment commitments, (iii) relating to the increase in our medium-term financial objectives for underlying return on equity; (iv) relating to our intention to acquire DentaQuest; (v) relating to our growth initiatives and other business objectives; (vi) relating to the plans we have implemented in response to the COVID-19 pandemic and related economic conditions and their impact on the Company, (vii) that are predictive in nature or that depend upon or refer to future events or conditions, and (viii) that include words such as “achieve”, “aim”, “ambition”, “anticipate”, “aspiration”, “assumption”, “believe”, “could”, “estimate”, “expect”, “goal”, “initiatives”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek”, “should”, “strategy”, “strive”, “target”, “will”, and similar expressions. Forward-looking statements include the information concerning our possible or assumed future results of operations. These statements represent our current expectations, estimates, and projections regarding future events and are not historical facts, and remain subject to change, particularly in light of the ongoing and developing COVID-19 pandemic and its impact on the global economy and its uncertain impact on our business.

Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in these forward-looking statements due to, among other factors, the impact of the COVID-19 pandemic and related economic conditions on our operations, liquidity, financial conditions or results and the matters set out in the 2021 Annual MD&A under the headings D - Profitability - 5 - Income taxes, F - Financial Strength and J - Risk Management and in SLF Inc.’s 2021 AIF under the heading Risk Factors, and the factors detailed in SLF Inc.’s other filings with Canadian and U.S. securities regulators, which are available for review at www.sedar.com and www.sec.gov, respectively.

Important risk factors that could cause our assumptions and estimates, and expectations and projections to be inaccurate and our actual results or events to differ materially from those expressed in or implied by the forward-looking statements contained in this document, are set out below. The realization of our forward-looking statements, essentially depends on our business performance which, in turn, is subject to many risks, which have been further heightened with the current COVID-19 pandemic given the uncertainty of its duration and impact. Factors that could cause actual results to differ materially from expectations include, but are not limited to: market risks - related to the performance of equity markets; changes or volatility in interest rates or credit spreads or swap spreads; real estate investments; and fluctuations in foreign currency exchange rates; insurance risks - related to policyholder behaviour; mortality experience, morbidity experience and longevity; product design and pricing; the impact of higher-than-expected future expenses; and the availability, cost and effectiveness of reinsurance; credit risks - related to issuers of securities held in our investment portfolio, debtors, structured securities, reinsurers, counterparties, other financial institutions and other entities; business and strategic risks - related to global economic and political conditions; the design and implementation of business strategies; changes in distribution channels or Client behaviour including risks relating to market conduct by intermediaries and agents; the impact of competition; the performance of our investments and investment portfolios managed for Clients such as segregated and mutual funds; changes in the legal or regulatory environment, including capital requirements and tax laws; the environment, environmental laws and regulations; operational risks - related to breaches or failure of information system security and privacy, including cyber-attacks; our ability to attract and retain employees; legal, regulatory compliance and market conduct, including the impact of regulatory inquiries and investigations; the execution and integration of mergers, acquisitions, strategic investments and divestitures; our information technology infrastructure; a failure of information systems and Internet-enabled technology; dependence on third-party relationships, including outsourcing arrangements; business continuity; model errors; information management; liquidity risks - the possibility that we will not be able to fund all cash outflow commitments as they fall due; and other risks - COVID-19 matters, including the severity, duration and spread of COVID-19; its impact on the global economy, and its impact on Sun Life's business, financial condition and or results; risks associated with IFRS 17 Insurance Contracts and IFRS 9 Financial Instruments; our international operations, including our joint ventures; market conditions that affect our capital position or ability to raise capital; downgrades in financial strength or credit ratings; and tax matters, including estimates and judgements used in calculating taxes.

The following risk factors are related to our intention to purchase DentaQuest that could have a material adverse effect on our forward-looking statements: (1) the ability of the parties to complete the transaction; (2) failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; (3) our ability to realize the financial and strategic benefits of the transaction; and (4) the impact of the announcement of the transaction and the dedication of our and DentaQuest's resources to completing the transaction. These risks all could have an impact on our business relationships (including with future and prospective employees, Clients, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events, except as required by law.
22    Sun Life Financial Inc.     Fourth Quarter 2021        EARNINGS NEWS RELEASE

Earnings Conference Call
The Company's fourth quarter 2021 financial results will be reviewed at a conference call on Thursday, February 10, 2022, at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, as well as related information, please visit www.sunlife.com and click on the link to Quarterly reports under Investors – Financial results & reports 10 minutes prior to the start of the call. Individuals participating in the call in a listen-only mode are encouraged to connect via our webcast. Following the call, the webcast and presentation will be archived and made available on the Company's website, www.sunlife.com, until the Q4 2022 period end. The conference call can also be accessed by phone by dialing 602-563-8756 (International) or 1-877-658-9101 (toll‑free within North America) using Conference ID: 6304629. A replay of the conference call will be available from Thursday, February 10, 2022 at 1:00 p.m. ET until 12:00 p.m. ET on Thursday, February 24, 2022 by calling 404-537-3406 or 1-855-859-2056 (toll‑free within North America) using Conference ID: 6304629.

Media Relations Contact:	Investor Relations Contact:
Irene Poon	Yaniv Bitton
Manager, Corporate Communications	Vice-President, Head of Investor Relations and Capital Markets
Tel: 416-988-0542	Tel: 416-979-6496
irene.poon@sunlife.com	investor_relations@sunlife.com

    EARNINGS NEWS RELEASE        Sun Life Financial Inc.     Fourth Quarter 2021    23